

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via E-mail
Roy G. Warren, Chief Executive Officer
Attitude Drinks Incorporated
10415 Riverside Drive, Suite #101
Palm Beach Gardens, Florida 33410

    RE: **Attitude Drinks Incorporated**
         November 4, 2011 Supplemental Response
         Form 10-K for Fiscal Year Ended March 31, 2010
         Filed July 14, 2010
         File No. 000-52904

Dear Mr. Warren:

      We have reviewed your November 4, 2011 supplemental response and have the following comment.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

November 4, 2011 Supplemental Response

General

1. We partially reissue our comment issued on October 24, 2011. Please address the changes to the MD&A section you plan to make to the company's Form 10-Q for quarterly period ended December 31, 2010.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director